Filed by Integrated Circuit Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

IDT & ICS Employees,

On June 15, 2005, we announced a significant milestone in the history of both of our companies. Our merger has the potential of becoming the major breakaway point where we accelerate our position within the industry. As a single unified company we will be able to accelerate our shared vision of expansion into new markets, innovation with new technologies, and of extending our reach to customers around the world.

We recognize that an integration of this size is both exciting and challenging. There is a tremendous amount of work involved to ensure that we smoothly transition our employees, customers and partners to a unified model. However, we are confident this task will be executed with the same standards of excellence as we have demonstrated with other significant challenges in the past. This merger means there will be some adjustments for all of us, therefore, we wanted to take a minute to explain the process that will occur between June 15 – when we announced our definitive agreement to merge – and the actual closing of the merger, expected in September/October 2005.

From now until we close the merger, we are required legally and practically to continue to operate as two separate entities. This is a requirement for any transaction like this.

This is one of the biggest challenges because our initial reaction is to seek more details about any organizational changes, future projects, etc, as well as to “get on with the task” of realizing the benefits of the merger. And yet, because of the requirement to retain our independent company status until the close of the merger, we can’t discuss or finalize a variety of items. We realize this can be uncomfortable and frustrating at times, but the best approach for each of us is to remain focused on our commitments.

Once the merger closes we will be able to finalize decisions and take the steps to become a unified company.

We are both excited about our shared future and the opportunities that joining our teams will bring. We believe this means growth not only for the company but also for our teams as we explore new markets, expand our roles, and broaden our scope. There is much to learn and do, and we look forward to doing it together as one company.

To learn more about the merger, I encourage each of you to read through the materials and information available. If you still have questions after reviewing the information, please feel free to talk with your respective managers or HR manager, or if you prefer, send us an e-mail. We will be glad to address any of your concerns.

Greg and Hock

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Forward-Looking Statements

This document contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to Integrated Design Technology, Inc.(“IDT”), Integrated Circuit Systems, Inc.(“ICS”), the proposed merger between IDT and ICS, and/or the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by IDT and/or ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT’s or ICS’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate;

information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Additional Information and Where to Find It

IDT and ICS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings when they become available because they will contain important information about the transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations . Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.

Participants in the Solicitation

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.